Exhibit 12.1

	Year Ended January 31,					Six Months Ended July 31,
	2015	2014	2013	2012	2011	2015
	(in thousands)
Earnings
(Loss) Income before income taxes	$(10,186)	$6,026	$13,524	$34,330	$6,794	$(9,037)
Fixed charges (as outlined below)	1,142	544	783	960	906	100

Total earnings, as defined	$(9,044)	$6,570	$14,307	$35,290	$7,700	$(8,545)

Fixed Charges
Interest	$902	$314	$533	$740	$756	$392
Estimate of interest within rental expense	240	230	250	220	150	100

Total fixed charges	$1,142	$544	$783	$960	$906	$492

Ratio of earnings to fixed charges	*	12.08	18.27	36.76	8.50	*

*	Earnings for the year ended January 31, 2015 and the six months ended July 31, 2015 were insufficient to cover fixed charges by $10,186 and $9,037, respectively.